Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-118982

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED NOVEMBER 12, 2004

HOMETOWN COMMUNITY BANCSHARES, INC.
A Proposed Holding Company For

Maximum of 1,200,000 Shares of Common Stock
Minimum of 1,000,000 Shares of Common Stock

      This prospectus supplement updates information included in, and therefore should be read in conjunction with, our prospectus dated November 12, 2004. Our prospectus relates to the public offer and sale of up to 1,200,000 shares of our common stock.

You should consider carefully the “Risk Factors” beginning on page 6 of the prospectus dated November 12, 2004 before purchasing any of the common stock offered hereby.

The date of this Prospectus Supplement is May 31, 2005

HOMETOWN COMMUNITY BANCSHARES, INC.
SUPPLEMENT NO. 1 DATED MAY 31, 2005
TO THE PROSPECTUS DATED NOVEMBER 12, 2004

      This document supplements, and should be read in conjunction with, the prospectus of Hometown Community Bancshares, Inc. dated November 12, 2004. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

      The purpose of this supplement is to provide the following updated information regarding the offering of our common stock covered by the prospectus:

(1)	the addition of two new organizers;

(2)	updated information regarding the number of shares that the organizers propose to purchase;

(3)	the receipt of preliminary approval of Hometown Community Bank’s charter and deposit insurance applications from the Georgia Department of Banking and Finance (the “Georgia Department”) and the Federal Deposit Insurance Corporation (“FDIC”); and

(4)	the extension of this offering to September 30, 2005.

Addition of New Organizers

      On February 10, 2005, Thomas C. Kitchin joined Hometown Community Bancshares and Hometown Community Bank as a new organizer. Mr. Kitchin serves as director of Hometown Community Bancshares and is expected to serve as director of Hometown Community Bank. Mr. Kitchin was born in Louisville, Kentucky and grew up in Charlottesville, Virginia. Mr. Kitchin attended Becket Academy in East Hadham, Connecticut from 1968 until 1971 and then attended Blue Ridge School in St. George, Virginia. Mr. Kitchin moved to Georgia in 1971 and began attending Oglethorpe University in 1975. While attending Oglethorpe University, Mr. Kitchin owned and operated multiple coin laundries and later transitioned into the dry cleaning business. In addition, Mr. Kitchin has owned and operated a tuxedo business and a limousine service. Mr. Kitchin is in the commercial land development business. Mr. Kitchin owns TDK Investments, Inc., which is a commercial management company that owns Hamilton Walk Shopping Center in Dacula, Georgia. In addition, Mr. Kitchin and his partners own and operate current developments at Chateau Elan. Mr. Kitchin and his wife of twenty five years have two children and live in Braselton, Georgia. Mr. and Mrs. Kitchin are actively involved in the Brookwood Community where they volunteer their time in the Brookwood Touchdown Club. Mr. Kitchin has coached youth football for five years.

      On March 29, 2005, John C. Buchanan joined Hometown Community Bancshares and Hometown Community Bank as a new organizer. Mr. Buchanan serves as director of Hometown Community Bancshares and is expected to serve as director of Hometown Community Bank. Mr. Buchanan was born and raised in Atlanta, Georgia. Mr. Buchanan graduated from Druid Hills High School in 1956 and attended the Georgia Institute of Technology from 1956 through 1958. Mr. Buchanan worked as a process engineer at General Motors from 1958 through 1968. In 1968, Mr. Buchanan started Decorative Fashions, Inc., a manufacturer and retailer of bedspreads and draperies, which distributed its products through the ownership of twelve retail locations primarily in the metro Atlanta area until the business was sold it in 1976. In 1976, Mr. Buchanan formed Southeastern

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Apparel Distributors, Inc., a ladies wholesale clothing business, which sold to retail clothing stores throughout the Southeast and operated this business until it was sold in 1995. In 1984, Mr. Buchanan formed Buchanan Properties, Inc. and began to acquire large tracts of land in Jackson County and began developing the land primarily for residential development purposes. Mr. Buchanan developed such properties as Deer Creek Farms, Quail Crossing, Liberty Crest East, West & North, The Preserve and River Plantations. Mr. Buchanan served on the Board of Directors of nBank from January through December of 2004 and on the regional Board of Directors for Jackson County of Regions Bank from 1996 through 2003. Mr. Buchanan currently serves as a member of the Jackson County Industrial Development Authority and on the Board of Directors of the Jackson County Boys and Girls Club. Mr. Buchanan and his wife of forty-six years live in Hoschton, Georgia and have two children and six grandchildren.

Organizers’ Proposed Subscriptions of the Shares in This Offering

      The following table sets forth the respective names and anticipated subscriptions of the organizers (each of whom is also a director) based on the latest information available.

		Percentage of	Percentage of
	Anticipated	Outstanding	Outstanding
Name	Subscription (1)	Minimum (2)	Maximum (3)
D. Wendell Butler	87,000	8.7%	7.3%
John C. Buchanan	100,000	10.0%	8.3%
C. Sean Childers	10,000	1.0%	0.8%
Terry H. Elrod	25,000	2.5%	2.1%
Thomas C. Kitchin	30,000	3.0%	2.5%
Martha Martin	33,000	3.3%	2.8%
Amyn A. Meghani	50,000	5.0%	4.2%
Ted A. Murphy	10,000	1.0%	0.8%
C. K. Patel	25,000	2.5%	2.1%
Melvin T. (Monk) Tolbert	13,500	1.4%	1.1%
All organizers, as a group	383,500	38.4%	32.0%

(1)	All of such purchases will be at a price of $10.00 per share, the same price at which shares are being offered to the public. Organizers may purchase up to 100% of the shares in the offering, if necessary, for Hometown Community Bancshares to achieve the minimum capital requirement and also may decide to purchase additional shares in the offering even if the minimum offering is fully subscribed. Any shares purchased by the organizers in excess of their original commitment will be purchased for investment and not with a view to the resale of such shares. Although each organizer has agreed with the other organizers that he will subscribe for the number of shares indicated above, neither the organizers nor any other subscriber will be obligated to purchase shares except pursuant to a valid subscription agreement executed after receipt of this Prospectus. This table includes shares which are expected to be beneficially owned by the organizers upon completion of the offering. Each organizer will receive one warrant to purchase a share of our common stock for each share purchased in the offering.

(2)	Assumes that the minimum number of 1,000,000 shares is sold in this offering.

(3)	Assumes that the maximum number of 1,200,000 shares is sold in this offering.

      Investors are cautioned that the organizers as a group may control more than 38.4% of our common stock following the offering and therefore will have substantial control of Hometown Community Bancshares and Hometown Community Bank through their material influence on the outcome of a shareholder vote.

Regulatory Approvals Regarding Hometown Community Bank

      On February 21, 2005, Hometown Community Bank received preliminary approval of its application for a charter from the Georgia Department. In addition, on January 4, 2005, Hometown Community Bank received the approval of its application for deposit insurance from the FDIC.

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      In granting its approval of Hometown Community Bank’s charter, the Georgia Department requires the Bank to be capitalized with a minimum amount of $9,500,000 as a condition to the commencement of its business. Accordingly, we plan to raise an amount of at least $10,000,000 from this offering to fund the required capital of Hometown Community Bank. After using a minimum of $9,500,000 of the gross proceeds to purchase the capital stock of Hometown Community Bank, we will retain any balance of the proceeds for working capital and other general corporate purposes, including payment of expenses and to provide additional capital for Hometown Community Bank in the future, if necessary.

Extension of Stock Offering

Hometown Community Bancshares, in its sole discretion, has extended this offering until September 30, 2005. This is a “best efforts” offering by us, and we will terminate it upon the sale of 1,200,000 shares or September 30, 2005, whichever occurs first. We reserve the right to terminate the offering at any time after the sale of the minimum offering of 1,000,000 shares. We will deposit proceeds of the offering in an escrow account under the control of Nexity Bank, as escrow agent, pending receipt of subscriptions.

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